SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                Amendment No. 12
                                    --------
                             INTEGRAL SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45810H107
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                                 (CUSIP Number)

                        Fursa Alternative Strategies LLC
                           200 Park Avenue, 54th Floor
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 2, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


         CUSIP No. 45810H107
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Fursa Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  1,330,000
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  1,330,000
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,330,000
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)             [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.0%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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


         CUSIP No. 45810H107
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Chartwell Capital Investors II, LP (59-3506083)
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  514,906
--------------------------------------------------------------------------------
         8        SHARED VOTING POWER
                  0
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  514,906
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  514,906
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)             [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.7%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  PN
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


INTRODUCTION:

Fursa Alternative Strategies LLC, a registered investment advisor ("Fursa"), which beneficially owns, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, approximately 12% of the Common Stock of Integral Systems, Inc. (the "Issuer"), and Chartwell Capital Investors II, L.P. ("Chartwell", and together with Fursa, the "Reporting Persons") are filing this joint Amendment No. 12 to Schedule 13D to disclose that they have reached an agreement with the Issuer (the "Letter Agreement"), pursuant to which, among other things, (i) the Issuer will repeal certain bylaw amendments relating to the staggered board of directors and procedures for calling of a special meeting and the removal of directors, (ii) Mr. William F. Harley, III, Chief Investment Officer of Fursa, will be appointed to the Board of Directors of the Issuer at the next meeting of the Board, currently scheduled for February 7, 2007, (iii) the Board of Directors will conduct a comprehensive analysis of all strategic options to maximize shareholder value, (iv) Fursa will vote for the slate of eight (8) directors, of which Mr. Harley will be one, agreed upon by the entire Board prior to mailing the proxy materials for the next annual meeting, and (v) Chartwell will withdraw the shareholder proposal submitted to the Issuer in November 2006 inasmuch as the objective of such proposal will have been accomplished prior to the annual meeting. The foregoing description is qualified in its entirety by the Letter Agreement attached hereto as Exhibit A. A press release announcing the Letter Agreement is attached hereto as Exhibit B. As fiduciaries for its investors, Fursa and Chartwell are not bound to vote their respective shares in any particular manner on any issue requiring shareholder action, except the agreement to vote its shares for the slate of directors at the Issuer's next annual meeting, as described above.

The Reporting Persons may be deemed to constitute a "group" for purposes of reporting on Schedule 13D. This is amendment number 12 to the report on Schedule 13D that has been filed by Fursa and Chartwell. Each of Fursa and Chartwell retain their respective sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the number of shares reported herein as held by such person; as such, each of Fursa and Chartwell expressly disclaim beneficial ownership of the stock held by the other. The Reporting Persons have previously filed a joint amendment to Fursa's Schedule 13D as a group.

This amendment no. 12 reflects no changes in the previously reported holdings of the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION

The discussion under the heading "Introduction" above is incorporated herein by reference.



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


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

 (i)(a) As of February 6, 2007, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, Fursa beneficially owns 1,330,000 shares of the Issuer's Common Stock, representing approximately 12.0% of the outstanding Common Stock (based on 11,058,306 shares outstanding as reported by the Issuer on its Form 10-K for its annual period ended September 30,
          2006). There have been no changes in Fursa's interests in the Issuer since the date of its last amendment to Schedule 13D, filed with the SEC on January 18, 2007.

 (ii)(b) As of February 6, 2007, Chartwell beneficially owns 514,906 shares of the Issuer's Common Stock, representing approximately 4.7% of the outstanding Common Stock (based on 11,058,306 shares outstanding as reported by the Issuer on its Form 10-K for its annual period ended September 30, 2006). There have been no changes in Chartwell's interests in the Issuer during the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The discussion under the heading "Introduction" above is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit A     Letter Agreement by and between the Reporting Persons and the
Issuer

     Exhibit B     Joint Press Release  of the Reporting  Persons and the Issuer
announcing the Letter Agreement



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


     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2007

FURSA ALTERNATIVE STRATEGIES LLC,
a Delaware Limited Liability Company

         By: /s/ William F. Harley III
         --------------------------------
         Name:    William F. Harley III
         Title:   Chief Investment Officer




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